SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

ENANTA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29251M106

(CUSIP Number)

September 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29251M106	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Alan J. Dworsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 438,540
	6.	Shared Voting Power 559,616
	7.	Sole Dispositive Power 438,540
	8.	Shared Dispositive Power 559,616
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 998,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29251M106	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Enanta Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

500 Arsenal Street, Watertown, MA 02472.

Item 2(a).	Name of Person Filing

Alan J. Dworsky

Item 2(b).	Address of Principal Offices or, if None, Residence

8 Mercer Circle, Cambridge, MA 02138

Item 2(c).	Citizenship

Mr. Dworsky is a United States citizen.

Item 2(d).	Title of Class of Securities

Common stock (“Common Stock”).

Item 2(e).	CUSIP Number

29251M106

Item 3.	If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not Applicable

Item 4.	Ownership

(a) Amount beneficially owned:

Mr. Dworsky beneficially owns an aggregate of 998,156 shares of Common Stock comprised of (i) 559,616 shares held by the Alan J. Dworsky 1988 Trust u/d/t dated January 6, 1988, as amended, of which Mr. Dworsky is a trustee and over which shares Mr. Dworsky has shared voting and dispositive power, (ii) 559,616 shares held by the Alan J. Dworsky Grandchildren’s Trusts u/d/t dated July 14, 1995, as amended, of which Mr. Dworsky is a trustee and over which shares Mr. Dworsky has sole voting and dispositive power, and (iii) 97,309 shares held by the Popplestone Foundation u/d/t dated August 15, 2000, of which Mr. Dworsky is a trustee and has sole voting and dispositive power.

(b) Percent of class:

5.4%, based upon 18,582,628 shares of Common Stock outstanding as of August 8, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 438,540

(ii) Shared power to vote or direct the vote: 559,616

CUSIP No. 29251M106	13G	Page 4 of 5 Pages

(iii) Sole power to dispose or to direct the disposition of: 438,540

(iv) Shared power to dispose or to direct the disposition of: 559,616

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2014

/s/ Alan J. Dworsky

Alan J. Dworsky

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).